EXHIBIT 99.1

Scorpio Bulkers Inc. Announces Financial Results for the Fourth Quarter of 2020, Declares a Quarterly Cash Dividend and Announces the Sale of Seven Vessels
MONACO - February 2, 2021 (GLOBE NEWSWIRE) - Scorpio Bulkers Inc. (NYSE: SALT) (“Scorpio Bulkers” or the “Company”), today reported its results for the three months ended December 31, 2020.
The Company also announced that on January 29, 2021 its Board of Directors declared a quarterly cash dividend of $0.05 per share on the Company’s common shares.
Share and per share results included herein have been retroactively adjusted to reflect the one-for-ten reverse stock split of the Company’s common shares, which took effect on April 7, 2020.
Results for the Three and Twelve Months Ended December 31, 2020 and 2019
For the fourth quarter of 2020, the Company’s GAAP net loss was $465.6 million, or $40.90 per diluted share, including:
•a write-down of assets of approximately $458.8 million, or $40.30 per diluted share, related to the Company’s previously announced plan to exit the dry bulk industry;
•the write-off of $2.7 million, or $0.24 per diluted share, of deferred financing costs on repaid credit facilities related to vessels that have been sold; and
•a non-cash gain of approximately $0.3 million and cash dividend income of $0.2 million, or $0.04 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc.

For the same period in 2019, the Company’s GAAP net income was $15.1 million, or $2.15 per diluted share. These results include a non-cash gain of approximately $46.1 million and cash dividend income of $0.5 million, or $6.64 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc., a write-down of approximately $25.2 million, or $3.59 per diluted share, related to the classification of four Ultramax vessels as held for sale, and the write-off of deferred financing costs of approximately $0.2 million.
Total vessel revenues for the fourth quarter of 2020 were $50.1 million, compared to $60.3 million for the same period in 2019. Earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the fourth quarter of 2020 was a loss of $445.1 million and EBITDA for the fourth quarter of 2019 was $41.5 million, respectively (see Non-GAAP Financial Measures below).
For the fourth quarter of 2020, the Company’s adjusted net loss was $4.1 million, or $0.36 adjusted per diluted share, which excludes the impact of the write-down of assets of approximately $458.8 million related to the Company’s previously announced plan to exit the dry bulk industry and the write-off of $2.7 million of deferred financing costs on repaid credit facilities related to vessels that have been sold. Adjusted EBITDA for the fourth quarter of 2020 was $13.7 million (see Non-GAAP Financial Measures below).
For the fourth quarter of 2019, the Company’s adjusted net income was $40.6 million, or $5.77 adjusted per diluted share, which excludes the write-down of approximately $25.2 million related to the classification of four Ultramax vessels as held for sale, and the write-off of deferred financing costs of approximately $0.2 million. Adjusted EBITDA for the fourth quarter of 2019 was $66.7 million (see Non-GAAP Financial Measures below).
For the twelve months of 2020, the Company’s GAAP net loss was $672.0 million, or $70.85 per diluted share, including:
•a write-down on assets sold and classified as held for sale of approximately $495.4 million, or $52.24 per diluted share;

•a loss of approximately $106.5 million and cash dividend income of $1.1 million, or $11.11 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc.; and
•a write-off of approximately $3.1 million, or $0.33 per diluted share, of deferred financing costs on the credit facilities related to repaid debt on vessels that have been sold.
For the twelve months of 2019, the Company’s GAAP net income was $44.7 million, or $6.42 per diluted share. These results include a non-cash gain of approximately $114.7 million and cash dividend income of $2.2 million, or $16.82 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc., a write-down of assets either sold or held for sale and write-off of related deferred financing costs totaling approximately $38.0 million, or $5.46 per diluted share, and the write-off of deferred financing costs of approximately $3.1 million, or $0.45 per diluted share.

Total vessel revenues for the twelve months of 2020 were $163.7 million, compared to $224.6 million for the same period in 2019. EBITDA for the twelve months of 2020 was a loss of $579.7 million and EBITDA for the twelve months of 2019 was $158.3 million (see Non-GAAP Financial Measures below).

For the twelve months of 2020, the Company’s adjusted net loss was $173.5 million, or $18.28 adjusted per diluted share, which excludes the impact of the write-down of assets of approximately $495.4 million and the write-off of deferred financing costs on credit facilities related to sold vessels of approximately $3.1 million. Adjusted EBITDA for the twelve months of 2020 was a loss of $84.3 million (see Non-GAAP Financial Measures below).

For the twelve months of 2019, the Company’s adjusted net income was $82.6 million, or $11.88 adjusted per diluted share, which excludes the impact of the write-down of assets of approximately $37.3 million and the write-off of related deferred financing costs of approximately $0.7 million. Adjusted EBITDA for the twelve months of 2019 was $195.6 million (see Non-GAAP Financial Measures below).
TCE Revenue
TCE Revenue Earned during the Fourth Quarter of 2020 (see Non-GAAP Financial Measures)

•Our Kamsarmax fleet (which includes both scrubber fitted and non-scrubber fitted vessels) earned an average of $10,303 TCE revenue per day.
•Our Ultramax fleet (which includes both scrubber fitted and non-scrubber fitted vessels) earned an average of $10,637 TCE revenue per day.
Cash and Cash Equivalents
As of February 1, 2021, the Company had approximately $101.3 million in cash and cash equivalents.
Recent Significant Events
Dry Bulk Exit
During December 2020, the Company’s Board of Directors authorized the Company, as part of its transition to a sustainable future, to sell its remaining dry bulk vessels and exit the dry bulk sector during 2021. As a result of this decision, the Company recorded a write-down on its assets of $478.4 million during the third and fourth quarters of 2020 to bring the carrying value of the assets held for sale to their fair value less selling costs. The Company also wrote off $2.7 million of deferred financing costs during the fourth quarter of 2020 related to repaid debt on vessels sold and expects further write-offs in 2021 as debt is repaid.
Emanuele A. Lauro, Chairman and Chief Executive Officer, commented, “Since we announced our transition, we have concluded the sale of twelve vessels, and we have committed a further 25 vessels for sale within the first half of 2021. We expect to have committed all of our vessels for sale very shortly, allowing us to fully focus on our future in renewable energy.”
Sale of Seven Vessels
Today the Company announced that it has entered into an agreement with Star Bulk Carriers Corp. (“Star Bulk”) to sell SBI Pegasus, SBI Subaru and SBI Ursa, Ultramax bulk carriers built in 2015, SBI Capoeira and SBI Carioca, Kamsarmax bulk carriers built in 2015, and SBI Lambada and SBI Macarena, Kamsarmax bulk carriers built in 2016, for the aggregate consideration of three million common shares in Star Bulk which will be issued to the Company. As part of the transaction, which is expected to close within the first and second quarters of 2021, existing lease finance arrangements amounting to approximately $102.3 million would be assumed by Star Bulk. The sales are subject to approval from the existing financiers and the execution of definitive documentation.

The following table summarizes when the Company delivered or expects to deliver the vessels agreed to be sold to their respective buyers.

	Ultramax Vessels		Kamsarmax Vessels		Total Vessels
Quarter	# of Vessels	Sales Price ($000’s)	# of Vessels	Sales Price ($000’s)	# of Vessels	Sales Price ($000’s)
Unsold Vessels at September 30, 2020	33		16		49
Q4 2020	5	$88,460	3	$54,865	8	$143,325
Q1 2021: Jan 1 - Feb 1	4	$72,652	0	$0	4	$72,652
Q1 2021: Feb 2 - Mar 31	13	$212,304	11	$204,627	24	$416,931	(1)(2)
Q2 2021	1	$15,000	0	$0	1	$15,000	(3)
Total Vessels Agreed to be Sold	23	$388,416	14	$259,492	37	$647,908
Unsold Vessels at February 2, 2021	10		2		12
(1) Includes approximately $102.3 million of debt assumed by buyer
(2) Excludes 3.0 million shares of Star Bulk Carriers Corp. (SBLK) common stock
(3) Excludes a warrant for 212,315 shares of Eagle Bulk Shipping Inc. (EGLE) common stock

Quarterly Cash Dividend
In the fourth quarter of 2020, the Company’s Board of Directors declared and the Company paid a quarterly cash dividend of $0.05 per share totaling approximately $0.6 million.
On January 29, 2021, the Company’s Board of Directors declared a quarterly cash dividend of $0.05 per share, payable on or about March 12, 2021, to all shareholders of record as of February 12, 2021. As of February 1, 2021, 11,269,473 shares were outstanding.
Share Repurchase Program
During the fourth quarter of 2020, the Company repurchased approximately 1.1 million shares of the Company’s common stock, at an average cost of $15.52 per share. The Company subsequently repurchased approximately 41,000 shares of the Company’s common stock at an average cost of $16.96 per share from January 1, 2021 through February 1, 2021. These repurchases, totaling $17.4 million, were made under the Board of Directors authorized share repurchase program and funded from available cash resources. As of February 1, 2021, the Company had $32.6 million authorized remaining available under the authorized share repurchase program.
COVID-19
Since the beginning of the calendar year 2020, the ongoing outbreak of the novel coronavirus (COVID-19) that originated in China in December 2019 and that has spread to most developed nations of the world has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial and commodities markets. With respect to our current drybulk operations, a significant reduction in manufacturing and other economic activities has and is expected to continue to have a materially adverse impact on the global demand for raw materials, coal and other bulk cargoes that our customers transport on our vessels. This significant decline in the demand for dry bulk tonnage may materially and adversely impact our ability to profitably charter our vessels. When these measures and the resulting economic impact will end and what the long-term impact of such measures on the global economy will be are not known at this time. As a result, the extent to which COVID-19 will impact the Company’s results of operations and financial condition, including its planned transition towards marine-based renewable energy, will depend on future developments, which are highly uncertain and cannot be predicted.

Debt Overview

The Company’s outstanding debt balances, gross of unamortized deferred financing costs as of December 31, 2020 and February 1, 2021, are as follows (dollars in thousands):

	As of December 31, 2020	As of February 1, 2021
Credit Facility	Amount Outstanding
$85.5 Million Credit Facility	$21,974	$10,988
$30.0 Million Credit Facility	24,881	24,881
$60.0 Million Credit Facility	23,746	23,746
$184.0 Million Credit Facility	49,641	36,968
$34.0 Million Credit Facility	30,536	30,536
$90.0 Million Credit Facility	22,340	22,340
$19.6 Million Lease Financing - SBI Rumba	15,614	15,506
$19.0 Million Lease Financing - SBI Tango	16,109	16,008
$19.0 Million Lease Financing - SBI Echo	16,259	16,163
$20.5 Million Lease Financing - SBI Hermes	17,763	17,654
$21.4 Million Lease Financing - SBI Samba	18,960	18,839
CMBFL Lease Financing	102,282	102,282
$45.0 Million Lease Financing - SBI Virgo & SBI Libra	39,375	39,035
AVIC Lease Financing	101,957	74,431
$67.3 Million Lease Financing	59,779	59,301
Total	$561,216	$508,678

Financial Results for the Three Months Ended December 31, 2020 Compared to the Three Months Ended December 31, 2019
For the fourth quarter of 2020, the Company’s GAAP net loss was $465.6 million, or $40.90 per diluted share, compared to a GAAP net income of $15.1 million, or $2.15 per diluted share, for the same period in 2019. Results for the fourth quarter of 2020 include:
•a write-down of assets of approximately $458.8 million, or $40.30 per diluted share, related to the Company’s previously announced plan to exit the dry bulk industry;
•the write-off of $2.7 million, or $0.24 per diluted share, of deferred financing costs on repaid credit facilities related to vessels that have been sold; and
•a non-cash gain of approximately $0.3 million and cash dividend income of $0.2 million, or $0.04 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc.
EBITDA for the fourth quarters of 2020 and 2019 were a loss of $445.1 million and a gain of $41.5 million, respectively (see Non-GAAP Financial Measures below).
For the fourth quarter of 2020, the Company’s adjusted net loss was $4.1 million, or $0.36 adjusted per diluted share, which excludes the impact of the write-down of assets of approximately $458.8 million related to the Company’s previously announced plan to exit the dry bulk industry and the write-off of $2.7 million of deferred financing costs on repaid credit facilities related to vessels that have been sold. Adjusted EBITDA for the fourth quarter of 2020 was $13.7 million (see Non-GAAP Financial Measures below).
For the fourth quarter of 2019, the Company’s adjusted net income was $40.6 million, or $5.77 adjusted per diluted share, which excludes the write-down of approximately $25.2 million related to the classification of four Ultramax vessels as held for sale, and the write-off of deferred financing costs of approximately $0.2 million. Adjusted EBITDA for the fourth quarter of 2019 was $66.7 million (see Non-GAAP Financial Measures below).

The Company’s vessel revenues for the fourth quarter of 2020 were $50.1 million, compared to $60.3 million in the fourth quarter of 2019. The Company’s TCE revenue (see Non-GAAP Financial Measures below) for the fourth quarter of 2020 was $44.6 million, a decrease of $12.3 million from the prior year period.
Total operating expenses for the fourth quarter of 2020 were $506.6 million, including the write-down of assets of approximately $458.8 million, compared to total operating expenses of $80.9 million in the fourth quarter of 2019, which also included a write-down of assets of $25.2 million.
Ultramax Operations

	Three Months Ended December 31,
Dollars in thousands	2020	2019	Change	% Change
TCE Revenue:
Vessel revenue	$29,941	$35,153	$(5,212)	(15)
Voyage expenses	2,391	1,073	1,318	123
TCE Revenue	$27,550	$34,080	$(6,530)	(19)
Operating expenses:
Vessel operating costs	14,450	16,343	(1,893)	(12)
Charterhire expense	—	996	(996)	(100)
Vessel depreciation	6,504	8,824	(2,320)	(26)
General and administrative expense	915	1,021	(106)	(10)
Loss / write-down on assets held for sale	319,628	25,248	294,380	1,166
Total operating expenses	$341,497	$52,432	$289,065	551
Operating loss	$(313,947)	$(18,352)	$(295,595)	1,611
Vessel revenue for the Company’s Ultramax Operations decreased to $29.9 million for the fourth quarter of 2020 from $35.2 million in the prior year period.
TCE revenue (see Non-GAAP Financial Measures below) for the Company’s Ultramax Operations was $27.6 million for the fourth quarter of 2020 compared to $34.1 million for the prior year period. The Company’s Ultramax fleet consisted of a day-weighted average of 31 vessels owned or finance leased during the fourth quarter of 2020 and 35 vessels owned or finance leased and one vessel time chartered-in during the fourth quarter of 2019. TCE revenue per day was $10,637 and $11,244 for the fourth quarters of 2020 and 2019, respectively.

	Three Months Ended December 31,
Ultramax Operations:	2020	2019	Change	% Change
TCE Revenue (in thousands)	$27,550	$34,080	$(6,530)	(19)
TCE Revenue / Day	$10,637	$11,244	$(607)	(5)
Revenue Days	2,590	3,031	(441)	(15)
The Company’s Ultramax Operations vessel operating costs were $14.5 million for the fourth quarter of 2020, including approximately $1.1 million of takeover costs and contingency expenses, compared with vessel operating costs of $16.3 million in the prior year period, relating to the 31 and 35 vessels owned or finance leased on average, respectively, during the periods. The year over year decrease is due to the reduction in fleet size. Daily operating costs excluding takeover costs and contingency expenses for the fourth quarter of 2020 decreased to $4,757 from $4,871 in the prior year period.
The Company did not time charter-in any Ultramax vessels during the fourth quarter of 2020. During the fourth quarter of 2019, one vessel was time chartered-in resulting in an expense of $1.0 million.

Ultramax Operations depreciation decreased from $8.8 million in the fourth quarter of 2019 to $6.5 million in the fourth quarter of 2020, when all of the Company’s remaining Ultramax vessels were classified as held for sale and depreciation of the assets ceased.
General and administrative expense for the Company’s Ultramax Operations, which consists primarily of administrative service fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions, was approximately $0.9 million for the fourth quarter of 2020 and $1.0 million in the prior year period.
During the fourth quarter of 2020, all Ultramax vessels remaining in the Company’s fleet were classified as held for sale as the Company announced its intention to exit the dry bulk industry resulting in a charge of $319.6 million.

Kamsarmax Operations

	Three Months Ended December 31,
Dollars in thousands	2020	2019	Change	% Change
TCE Revenue:
Vessel revenue	$20,111	$25,111	$(5,000)	(20)
Voyage expenses	3,100	2,281	819	36
TCE Revenue	$17,011	$22,830	$(5,819)	(25)
Operating expenses:
Vessel operating costs	6,933	8,086	(1,153)	(14)
Charterhire expense	5,559	5,458	101	2
Vessel depreciation	2,752	4,597	(1,845)	(40)
General and administrative expense	423	478	(55)	(12)
Loss / write-down on assets held for sale	139,178	—	139,178	NA
Total operating expenses	$154,845	$18,619	$136,226	732
Operating (loss) income	$(137,834)	$4,211	$(142,045)	3,373
Vessel revenue for the Company’s Kamsarmax Operations decreased to $20.1 million in the fourth quarter of 2020 from $25.1 million in the prior year period.
TCE revenue (see Non-GAAP Financial Measures) for the Company’s Kamsarmax Operations was $17.0 million for the fourth quarter of 2020 associated with a day-weighted average of 14 vessels owned or finance leased and five vessels time chartered-in, compared to $22.8 million for the prior year period associated with a day-weighted average of 17 vessels owned or finance leased and four vessels time chartered-in. TCE revenue per day was $10,303 and $11,934 for the fourth quarters of 2020 and 2019, respectively.

	Three Months Ended December 31,
Kamsarmax Operations:	2020	2019	Change	% Change
TCE Revenue (in thousands)	$17,011	$22,830	$(5,819)	(25)
TCE Revenue / Day	$10,303	$11,934	$(1,631)	(14)
Revenue Days	1,651	1,913	(262)	(14)
Kamsarmax Operations vessel operating costs were $6.9 million for the fourth quarter of 2020, including approximately $0.6 million of takeover costs and contingency expenses, compared with vessel operating costs of $8.1 million in the prior year period, relating to 14 and 17 vessels owned or finance leased on average, respectively, during the periods. The year over year decrease is due primarily to the reduction in fleet size. Daily operating costs excluding takeover costs and contingency expenses were $4,967 for the both the fourth quarters of 2020 and 2019.

Kamsarmax Operations charterhire expense was $5.6 million in the fourth quarter of 2020, compared to $5.5 million in the prior year period. Five vessels were time chartered-in during both periods, however four of them are chartered-in at index linked rates, causing the fluctuation from period to period.
Kamsarmax Operations depreciation decreased to $2.8 million in the fourth quarter of 2020 from $4.6 million in the fourth quarter of 2019, as all of the Company’s remaining Kamsarmax vessels were classified as held for sale and depreciation of the assets ceased during the fourth quarter of 2020.
General and administrative expense for the Company’s Kamsarmax Operations was $0.4 million and $0.5 million for the fourth quarters of 2020 and 2019, respectively. The expense consists primarily of administrative services fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions.
During the fourth quarter of 2020, all Kamsarmax vessels remaining in the Company’s fleet were classified as held for sale as the Company announced its intention to exit the dry bulk industry resulting in a charge of $139.2 million.
Corporate
Certain general and administrative expenses that the Company incurs, as well as all of its financial expenses and investment income or losses, are not attributable to a specific segment. Accordingly, these costs are not allocated to the Company’s segments. These general and administrative expenses, including compensation, audit, legal and other professional fees, as well as the costs of being a public company, such as director fees, were $4.7 million and $6.5 million in the fourth quarters of 2020 and 2019, respectively. The decrease from the prior year is due primarily to a reduction in compensation costs.
The Company recorded a non-cash gain of approximately $0.3 million for the fourth quarter of 2020 and received cash dividend income of $0.2 million from its equity investment in Scorpio Tankers Inc. During the fourth quarter of 2019, the Company recorded a non-cash gain of approximately $46.1 million as well as cash dividend income of $0.5 million also related to its equity investment in Scorpio Tankers Inc.
Financial expenses, net of interest income decreased to $9.4 million in the fourth quarter of 2020 from $10.9 million in the prior year period due to lower debt balances and LIBOR rates, despite writing off $2.7 million in deferred financing costs relating to repaid debt on vessels sold.
Financial Results for the Twelve Months Ended December 31, 2020 Compared to the Twelve Months Ended December 31, 2019

For the twelve months of 2020, the Company’s GAAP net loss was $672.0 million, or $70.85 per diluted share, including: a write-down on assets sold and classified as held for sale of approximately $495.4 million, or $52.24 per diluted share, a loss of approximately $106.5 million and cash dividend income of $1.1 million, or $11.11 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc., and a write-off of approximately $3.1 million, or $0.33 per diluted share, of deferred financing costs on the credit facilities related to repaid debt on vessels that have been sold.

For the twelve months of 2019, the Company’s GAAP net income was $44.7 million, or $6.42 per diluted share. These results include a non-cash gain of approximately $114.7 million and cash dividend income of $2.2 million, or $16.82 per diluted share, from the Company’s equity investment in Scorpio Tankers Inc., a write-down of assets either sold or held for sale and write-off of related deferred financing costs totaling approximately $38.0 million, or $5.46 per diluted share, and the write-off of deferred financing costs of approximately $3.1 million, or $0.45 per diluted share.

For the twelve months of 2020, the Company’s adjusted net loss was $173.5 million, or $18.28 adjusted per diluted share, which excludes the impact of the write-down of assets of approximately $495.4 million and the write-off of deferred financing costs on credit facilities related to sold vessels of approximately $3.1 million. Adjusted EBITDA for the twelve months of 2020 was a loss of $84.3 million (see Non-GAAP Financial Measures below).

For the twelve months of 2019, the Company’s adjusted net income was $82.6 million, or $11.88 adjusted per diluted share, which excludes the impact of the write-down of assets of approximately $37.3 million and the write-off of related deferred financing costs of approximately $0.7 million. Adjusted EBITDA for the twelve months of 2019 was $195.6 million (see Non-GAAP Financial Measures below).
The Company’s vessel revenues for the twelve months of 2020 were $163.7 million compared to $224.6 million in the twelve months of 2019. The Company’s TCE revenue (see Non-GAAP Financial Measures below) for the twelve months of 2020 was $153.7 million, a decrease of $66.7 million from the prior year period.

Total operating expenses for the twelve months of 2020 were $693.4 million, including the write-down of vessels of approximately $495.4 million, compared to $246.0 million in the twelve months of 2019, which included a charge related to the classification of vessels as sold or held for sale of approximately $37.3 million.
Ultramax Operations

	Twelve Months Ended December 31,
Dollars in thousands	2020	2019	Change	% Change
TCE Revenue:
Vessel revenue	$96,685	$138,387	$(41,702)	(30)
Voyage expenses	5,178	1,512	3,666	242
TCE Revenue	$91,507	$136,875	$(45,368)	(33)
Operating expenses:
Vessel operating costs	62,264	67,305	(5,041)	(7)
Charterhire expense	2,487	3,726	(1,239)	(33)
Vessel depreciation	32,003	35,932	(3,929)	(11)
General and administrative expense	3,908	4,152	(244)	(6)
Loss / write-down on assets held for sale	327,242	29,936	297,306	993
Total operating expenses	$427,904	$141,051	$286,853	203
Operating loss	$(336,397)	$(4,176)	$(332,221)	7,955
Vessel revenue for the Company’s Ultramax Operations decreased to $96.7 million for the twelve months of 2020 from $138.4 million in the prior year period.
TCE revenue (see Non-GAAP Financial Measures below) for the Company’s Ultramax Operations was $91.5 million for the twelve months of 2020 compared to $136.9 million for the prior year period. The Company’s Ultramax fleet consisted of a day-weighted average of 33 vessels owned or finance leased and one vessel time chartered-in during the twelve months of 2020 and 37 vessels owned or finance leased and one vessel time chartered-in during the twelve months of 2019. TCE revenue per day was $10,879 and $10,291 for the twelve months of 2020 and 2019, respectively.

	Twelve Months Ended December 31,
Ultramax Operations:	2020	2019	Change	% Change
TCE Revenue (in thousands)	$91,507	$136,875	$(45,368)	(33)
TCE Revenue / Day	$10,879	$10,291	$588	6
Revenue Days	8,411	13,300	(4,889)	(37)
The Company’s Ultramax Operations vessel operating costs were $62.3 million for the twelve months of 2020, including approximately $3.7 million of takeover costs and contingency expenses, compared with vessel operating costs of $67.3 million in the prior year period, relating to the 33 and 37 vessels owned or finance leased on average, respectively, during the periods. The year over year decrease is due to primarily to the reduction in fleet size and the outbreak of COVID-19, which for most of the year reduced crew travel and the purchase of stores and spares and the performance of repairs. Daily operating costs excluding takeover costs and contingency expenses for the twelve months of 2020 remained relatively flat at $4,858 compared to $4,873 in the prior year period.
Charterhire expense for the Company’s Ultramax Operations was approximately $2.5 million and $3.7 million for the twelve months of 2020 and 2019, respectively, and relates to the vessel that the Company time chartered-in until August 2020 when the vessel was redelivered to its owner.

Ultramax Operations depreciation decreased from $35.9 million to $32.0 million for the twelve months of 2019 and 2020, respectively due to the decrease in fleet size as a result of vessel sales and the classification of all of the Company’s remaining Ultramax vessels as held for sale (upon which depreciation ceases) as the Company intends to exit the dry bulk industry.
General and administrative expense for the Company’s Ultramax Operations, which consists primarily of administrative service fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions, was approximately $3.9 million for the twelve months of 2020 and $4.2 million in the prior year period.
During the twelve months of 2020, the Company recorded a write-down on assets of $327.2 million related to the sale of or classification of the Company’s Ultramax vessels as held for sale, as the Company announced its intention to exit the dry bulk industry.
Kamsarmax Operations

	Twelve Months Ended December 31,
Dollars in thousands	2020	2019	Change	% Change
TCE Revenue:
Vessel revenue	$67,047	$86,192	$(19,145)	(22)
Voyage expenses	4,831	2,688	2,143	80
TCE Revenue	$62,216	$83,504	$(21,288)	(25)
Operating expenses:
Vessel operating costs	30,542	33,816	(3,274)	(10)
Charterhire expense	18,620	13,498	5,122	38
Vessel depreciation	16,366	18,292	(1,926)	(11)
General and administrative expense	1,891	2,083	(192)	(9)
Loss / write-down on assets held for sale	168,171	7,353	160,818	2,187
Total operating expenses	$235,590	$75,042	$160,548	214
Operating (loss) income	$(173,374)	$8,462	$(181,836)	2,149
Vessel revenue for the Company’s Kamsarmax Operations decreased to $67.0 million in the twelve months of 2020 from $86.2 million in the prior year period.
TCE revenue (see Non-GAAP Financial Measures) for the Company’s Kamsarmax Operations was $62.2 million for the twelve months of 2020 associated with a day-weighted average of 16 vessels owned or finance leased and five vessels time chartered-in, compared to $83.5 million for the prior year period associated with a day-weighted average of 18 vessels owned or finance leased and three vessels time chartered-in. TCE revenue per day was $11,891 and $11,671 for the twelve months of 2020 and 2019, respectively.

	Twelve Months Ended December 31,
Kamsarmax Operations:	2020	2019	Change	% Change
TCE Revenue (in thousands)	$62,216	$83,504	$(21,288)	(25)
TCE Revenue / Day	$11,891	$11,671	$220	2
Revenue Days	5,232	7,155	(1,923)	(27)
Kamsarmax Operations vessel operating costs were $30.5 million for the twelve months of 2020, including approximately $1.9 million of takeover costs and contingency expenses, compared with vessel operating costs of $33.8 million in the prior year period, relating to 16 and 18 vessels owned or finance leased on average, respectively, during the periods. The year over year decrease is due primarily to the reduction in fleet size and the outbreak of COVID-19, which for most of the year reduced crew travel and the purchase of stores and spares and the performance of repairs. Daily operating costs excluding takeover costs and contingency expenses for the twelve months of 2020 decreased to $4,937 from $4,986 in the prior year period.

Kamsarmax Operations charterhire expense was $18.6 million in the twelve months of 2020, relating to five vessels the Company began time chartering-in during 2019. The year over year increase reflects the full year impact of the cost in 2020.
Kamsarmax Operations depreciation was $16.4 million and $18.3 million in the twelve months of 2020 and 2019, respectively, due to the decrease in fleet size as a result of vessel sales and the classification of all of the Company’s remaining Kamsarmax vessels as held for sale (upon which depreciation ceases) as the Company intends to exit the dry bulk industry.
General and administrative expense for the Company’s Kamsarmax Operations was $1.9 million for the twelve months of 2020 and $2.1 million in the twelve months of 2019. The expense consists primarily of administrative services fees, which are incurred on a per vessel per day basis, and bank charges, which are incurred based on the number of transactions.
During the twelve months of 2020, the Company recorded a write down on assets held for sale of $168.2 million related to the sale of or classification of the Company’s Kamsarmax vessels as held for sale, as the Company announced its intention to exit the dry bulk industry.
Corporate
Certain general and administrative expenses the Company incurs, as well as all of its financial expenses and investment income or losses, are not attributable to a specific segment. Accordingly, these costs are not allocated to the Company’s segments. These general and administrative expenses, including compensation, audit, legal and other professional fees, as well as the costs of being a public company, such as director fees, were $19.8 million and $25.7 million in the twelve months of 2020 and 2019, respectively. The decrease from the prior year is due primarily to a reduction in compensation costs.
The Company recorded a loss of approximately $106.5 million for the twelve months of 2020 and received cash dividend income of $1.1 million from its equity investment in Scorpio Tankers Inc. During the twelve months of 2019, the Company recorded a non-cash gain of approximately $114.7 million as well as cash dividend income of $2.2 million also related to its equity investment in Scorpio Tankers Inc.
Financial expenses, net of interest income decreased to $36.6 million in the twelve months of 2020 from $50.7 million in the prior year period due to lower LIBOR rates, as well as lower debt levels resulting from the sale of vessels and the redemption of the Company’s 7.50% Senior Unsecured Notes in August 2019.

Scorpio Bulkers Inc. and Subsidiaries
Condensed Consolidated Statements of Operations
(Amounts in thousands, except per share data)

	Unaudited
	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Revenue:
Vessel revenue	$50,052	$60,264	$163,732	$224,579
Operating expenses:
Voyage expenses	5,491	3,354	10,009	4,200
Vessel operating costs	21,383	24,429	92,806	101,121
Charterhire expense	5,559	6,454	21,107	17,224
Vessel depreciation	9,256	13,421	48,369	54,224
General and administrative expenses	6,081	7,973	25,671	31,973
Loss / write-down on assets sold or held for sale	458,806	25,248	495,413	37,289
Total operating expenses	506,576	80,879	693,375	246,031
Operating loss	(456,524)	(20,615)	(529,643)	(21,452)
Other income (expense):
Interest income	20	224	210	1,450
Income (loss) from equity investments	474	46,697	(105,384)	116,925
Foreign exchange (loss) income	(105)	(81)	(348)	(115)
Financial expense, net	(9,466)	(11,141)	(36,818)	(52,154)
Total other (expense) income	(9,077)	35,699	(142,340)	66,106
Net (loss) income	$(465,601)	$15,084	$(671,983)	$44,654

(Loss) earnings per share:
Basic	$(40.90)	$2.20	$(70.85)	$6.56
Diluted	$(40.90)	$2.15	$(70.85)	$6.42

Basic weighted average number of common shares outstanding	11,385	6,868	9,484	6,809
Diluted weighted average number of common shares outstanding	11,385	7,030	9,484	6,953

Scorpio Bulkers Inc. and Subsidiaries
Condensed Consolidated Balance Sheets
(Dollars in thousands)

	Unaudited
	December 31, 2020	December 31, 2019
Assets
Current assets
Cash and cash equivalents	$84,002	$42,530
Accounts receivable	21,086	13,209
Prepaid expenses and other current assets	12,716	9,547
Total current assets	117,804	65,286
Non-current assets
Vessels, net	—	1,271,993
Assets held for sale	708,097	77,536
Equity investments	24,116	173,298
Deferred financing costs, net	1,143	2,982
Other assets	17,035	74,464
Total non-current assets	750,391	1,600,273
Total assets	$868,195	$1,665,559

Liabilities and shareholders’ equity
Current liabilities
Bank loans, net	$13,226	$44,956
Capital lease obligations	32,677	29,159
Accounts payable and accrued expenses	41,113	49,718
Total current liabilities	87,016	123,833
Non-current liabilities
Bank loans, net	157,511	332,613
Capital lease obligations	351,070	321,646
Other liabilities	—	12,500
Total non-current liabilities	508,581	666,759
Total liabilities	595,597	790,592
Shareholders’ equity
Preferred shares, $0.01 par value per share; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common shares, $0.01 par value per share; authorized 31,875,000 and 21,250,000 shares as of December 31, 2020 and December 31, 2019; outstanding 11,310,073 shares as of December 31, 2020 and 7,248,180 as of December 31, 2019	859	809
Paid-in capital	1,803,431	1,717,144
Common shares held in treasury, at cost; 1,934,092 shares and 856,785 shares at December 31, 2020 and December 31, 2019, respectively	(73,444)	(56,720)
Accumulated deficit	(1,458,248)	(786,266)
Total shareholders’ equity	272,598	874,967
Total liabilities and shareholders’ equity	$868,195	$1,665,559

Scorpio Bulkers Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows (unaudited)
(Amounts in thousands)

	Year Ended December 31,
	2020	2019
Operating activities
Net (loss) income	$(671,983)	$44,654
Adjustment to reconcile net (loss) income to net cash provided by operating activities:
Restricted share amortization	7,317	8,956
Vessel depreciation	48,369	54,224
Amortization of deferred financing costs	3,667	6,915
Write-off of deferred financing costs	3,088	681
Loss / write-down on assets held for sale	428,833	33,389
Net unrealized losses (gains) on investments	106,471	(114,762)
Dividend income on equity investment	(1,087)	(2,163)
Drydocking expenditure	(22,597)	(5,352)
Changes in operating assets and liabilities:
Increase in accounts receivable	(7,877)	(197)
Decrease (increase) in prepaid expenses and other assets	37,872	10,564
(Decrease) increase in accounts payable and accrued expenses	29,093	(3,029)
Net cash (used in) provided by operating activities	(38,834)	33,880
Investing activities
Equity investment	—	(1,500)
Sale of equity investment	42,711	1,547
Dividend income on equity investment	1,087	2,163
Proceeds from sale of assets held for sale	194,066	84,241
Scrubber payments	(42,359)	(32,610)
Net cash provided by investing activities	195,505	53,841
Financing activities
Proceeds from issuance of common stock	82,254	—
Proceeds from issuance of long-term debt	186,671	306,710
Repayments of long-term debt	(364,165)	(409,002)
Common shares repurchased	(16,724)	—
Dividends paid	(3,235)	(5,748)
Debt issue costs paid	—	(4,646)
Net cash used in financing activities	(115,199)	(112,686)
Increase (decrease) in cash and cash equivalents	41,472	(24,965)
Cash and cash equivalents, beginning of period	42,530	67,495
Cash and cash equivalents, end of period	$84,002	$42,530

Scorpio Bulkers Inc. and Subsidiaries
Other Operating Data (unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Time charter equivalent revenue ($000’s) (1):
Vessel revenue	$50,052	$60,264	$163,732	$224,579
Voyage expenses	(5,491)	(3,354)	(10,009)	(4,200)
Time charter equivalent revenue	$44,561	$56,910	$153,723	$220,379
Time charter equivalent revenue attributable to:
Kamsarmax	$17,011	$22,830	$62,216	$83,504
Ultramax	27,550	34,080	91,507	136,875
	$44,561	$56,910	$153,723	$220,379
Revenue days:
Kamsarmax	1,651	1,913	5,232	7,155
Ultramax	2,590	3,031	8,411	13,300
Combined	4,241	4,944	13,643	20,455
TCE per revenue day (1):
Kamsarmax	$10,303	$11,934	$11,891	$11,671
Ultramax	$10,637	$11,244	$10,879	$10,291
Combined	$10,507	$11,511	$11,268	$10,774
(1)The Company defines Time Charter Equivalent (TCE) revenue as vessel revenues less voyage expenses. Such TCE revenue, divided by the number of the Company’s available days during the period, or revenue days, is TCE per revenue day, which is consistent with industry standards. TCE per revenue day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per-day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.
The Company reports TCE revenue, a non-GAAP financial measure, because (i) the Company believes it provides additional meaningful information in conjunction with vessel revenues and voyage expenses, the most directly comparable U.S. GAAP measures, (ii) it assists the Company’s management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) the Company believes that it presents useful information to investors. See Non-GAAP Financial Measures below.

Fleet List as of February 1, 2021

Vessel Name	Year Built	DWT	Vessel Type	Scrubber Installed ?
SBI Samba	2015	84,000	Kamsarmax	Yes
SBI Rumba	2015	84,000	Kamsarmax	Yes
SBI Capoeira *	2015	82,000	Kamsarmax	No
SBI Carioca *	2015	82,000	Kamsarmax	Yes
SBI Lambada *	2016	82,000	Kamsarmax	No
SBI Reggae *	2016	82,000	Kamsarmax	No
SBI Zumba *	2016	82,000	Kamsarmax	Yes
SBI Macarena *	2016	82,000	Kamsarmax	Yes
SBI Parapara *	2017	82,000	Kamsarmax	Yes
SBI Mazurka *	2017	82,000	Kamsarmax	Yes
SBI Swing *	2017	82,000	Kamsarmax	Yes
SBI Jive *	2017	82,000	Kamsarmax	Yes
SBI Lynx *	2018	82,000	Kamsarmax	Yes
Total Kamsarmax		1,070,000

SBI Antares *	2015	61,000	Ultramax	Yes
SBI Athena	2015	64,000	Ultramax	Yes
SBI Bravo *	2015	61,000	Ultramax	Yes
SBI Leo *	2015	61,000	Ultramax	Yes
SBI Echo	2015	61,000	Ultramax	Yes
SBI Lyra *	2015	61,000	Ultramax	Yes
SBI Tango	2015	61,000	Ultramax	No
SBI Maia *	2015	61,000	Ultramax	Yes
SBI Hydra *	2015	61,000	Ultramax	Yes
SBI Subaru *	2015	61,000	Ultramax	Yes
SBI Pegasus *	2015	64,000	Ultramax	No
SBI Ursa *	2015	61,000	Ultramax	No
SBI Thalia	2015	64,000	Ultramax	No
SBI Cronos	2015	61,000	Ultramax	No
SBI Orion *	2015	64,000	Ultramax	No
SBI Achilles	2016	61,000	Ultramax	No
SBI Hercules	2016	64,000	Ultramax	No
SBI Perseus	2016	64,000	Ultramax	Yes
SBI Hermes	2016	61,000	Ultramax	No
SBI Tethys *	2016	61,000	Ultramax	Yes
SBI Phoebe *	2016	64,000	Ultramax	Yes
SBI Libra *	2017	64,000	Ultramax	Yes
SBI Aries *	2015	64,000	Ultramax	Yes
SBI Pisces	2016	64,000	Ultramax	No
SBI Virgo *	2017	64,000	Ultramax	Yes
Total Ultramax		1,558,000
Total Owned or Finance Leased Vessels DWT		2,628,000
*Agreed to be sold.

Time chartered-in vessels
The Company currently time charters-in five Kamsarmax vessels. The terms of the contracts are summarized as follows:

Vessel Type	Year Built	DWT	Country of Build	Daily Base Rate	Earliest Expiry
Kamsarmax	2019	81,100	China	Variable	10-Mar-21	(1)
Kamsarmax	2019	81,100	China	Variable	7-Apr-21	(2)
Kamsarmax	2018	82,000	China	$12,500	25-June-21	(3)
Kamsarmax	2018	81,100	China	Variable	13-Jul-21	(4)
Kamsarmax	2015	81,100	China	Variable	22-Jul-21	(5)
Total TC DWT		406,400
(1)This vessel has been time chartered-in for 24 to 27 months at the Company’s option at 118% of the Baltic Exchange’s 74,000 DWT Panamax Index, or the BPI. The vessel was delivered to the Company in March 2019.
(2)This vessel has been time chartered-in for 24 to 27 months at the Company’s option at 118% of the BPI. The vessel was delivered to the Company in May 2019.
(3)This vessel has been time chartered-in for 24 months at $12,000 per day for the first 12 months and at $12,500 per day for the second 12 months. The Company has the option to extend this time charter for 12 months at $13,000 per day and an additional 12 months at $14,500 per day. The vessel was delivered to the Company in July 2019.
(4)This vessel has been time chartered-in for 24 to 27 months at the Company’s option at 118% of the BPI. The vessel was delivered to the Company in July 2019.
(5)This vessel has been time chartered-in for 24 to 27 months at the Company’s option at 118% of the BPI. The vessel was delivered to the Company in August 2019.

Conference Call on Results:
A conference call to discuss the Company’s results will be held at 9:00 AM Eastern Standard Time / 3:00 PM Central European Time on February 2, 2021. Those wishing to listen to the call should dial 1 (866) 219-5268 (U.S.) or 1 (703) 736-7424 (International) at least 10 minutes prior to the start of the call to ensure connection. The conference participant passcode is 1378047. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

There will also be a simultaneous live webcast over the internet, through the Scorpio Bulkers Inc. website www.scorpiobulkers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Webcast URL: https://edge.media-server.com/mmc/p/vnkcmtug

About Scorpio Bulkers Inc.

Scorpio Bulkers Inc. announced on August 3, 2020, its intention to transition away from the business of dry bulk commodity transportation and towards marine-based renewable energy including investing in the next generation of wind turbine installation vessels. The Company intends to sell or have commitments to sell its remaining wholly-owned or finance leased dry bulk vessels during the first quarter of 2021. Additional information about the Company is available on the Company’s website www.scorpiobulkers.com, which is not a part of this press release.

Non-GAAP Financial Measures
To supplement the Company’s financial information presented in accordance with accounting principles generally accepted in the U.S. (“GAAP”) management uses certain “non-GAAP financial measures” as such term is defined in Regulation G promulgated by the U.S. Securities and Exchange Commission (the “SEC”). Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with GAAP. Management believes the presentation of these measures provides investors with greater transparency and supplemental data relating to the Company’s financial condition and results of operations, and therefore a more complete understanding of factors affecting its business than GAAP measures alone. In addition, management believes the presentation of these matters is useful to investors for period-to-period comparison of results as the items may reflect certain unique and/or non-operating items such as asset sales, write-offs, contract termination costs or items outside of management’s control.
Earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted net income (loss) and related per share amounts, as well as adjusted EBITDA and TCE Revenue are non-GAAP financial measures that the Company believes provide investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s operating performance. These non-GAAP financial measures should not be considered in isolation from, as substitutes for, nor superior to financial measures prepared in accordance with GAAP. Please see below for reconciliations of EBITDA, adjusted net income (loss) and related per share amounts, and adjusted EBITDA. Please see “Other Operating Data” for a reconciliation of TCE revenue.
EBITDA (unaudited)

	Three Months Ended December 31,		Year Ended December 31,
In thousands	2020	2019	2020	2019
Net (loss) income	$(465,601)	15,084	$(671,983)	$44,654
Add Back:
Net interest expense	5,937	9,488	29,853	42,887
Depreciation and amortization (1)	14,529	16,911	62,441	70,775
EBITDA	$(445,135)	41,483	$(579,689)	$158,316
(1) Includes depreciation, amortization of deferred financing costs and restricted share amortization.
Adjusted net (loss) income (unaudited)

	Three Months Ended December 31,
In thousands, except per share data	2020		2019
	Amount	Per share	Amount	Per share
Net (loss) income	$(465,601)	$(40.90)	$15,084	$2.15
Adjustments:
Loss / write-down on assets	458,806	40.30	25,248	3.59
Write-off of deferred financing cost	2,722	0.24	235	0.03
Total adjustments	$461,528	$40.54	$25,483	$3.62
Adjusted net (loss) income	$(4,073)	$(0.36)	$40,567	$5.77

	Year Ended December 31,
In thousands, except per share data	2020		2019
	Amount	Per share	Amount	Per share
Net (loss) income	$(671,983)	$(70.85)	$44,654	$6.42
Adjustments:
Loss / write-down on assets	495,413	52.24	37,289	5.36
Write-off of deferred financing cost	3,088	0.33	681	0.10
Total adjustments	$498,501	$52.57	$37,970	$5.46
Adjusted net (loss) income	$(173,482)	$(18.28)	$82,624	$11.88

Adjusted EBITDA (unaudited)

	Three Months Ended December 31,		Year Ended December 31,
In thousands	2020	2019	2020	2019
Net (loss) income	$(465,601)	15,084	$(671,983)	$44,654
Impact of adjustments	461,528	25,483	498,501	37,970
Adjusted net (loss) income	(4,073)	40,567	(173,482)	82,624
Add Back:
Net interest expense	5,937	9,488	29,853	42,887
Depreciation and amortization (1)	11,807	16,676	59,353	70,094
Adjusted EBITDA	$13,671	$66,731	$(84,276)	$195,605
        (1) Includes depreciation, amortization of deferred financing costs and restricted share amortization.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, the length and severity of the ongoing novel coronavirus (COVID-19) outbreak, including its effects on demand for dry bulk products and the transportation thereof, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, counterparty performance, ability to obtain financing and the availability of capital resources (including for capital expenditures) and comply with covenants in such financing arrangements, planned capital expenditures, our ability to successfully identify, consummate, integrate and realize the expected benefits from acquisitions, dispositions, and changes to our business strategy, fluctuations in the value of our investments, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the SEC for a more complete discussion of these and other risks and uncertainties.

Contact:

Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)